ACCELERATED RETURN NOTES® (ARNs®)
	Accelerated Return Notes® Linked to the MSCI Emerging Markets Index	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	Aktiebolaget Svensk Exportkredit (publ) (Swedish Export Credit Corporation) (SEK)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	The MSCI Emerging Markets Index (Bloomberg symbol: “MXEF”), a price return index
Payout Profile at Maturity	● 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value ● 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your investment at risk
Capped Value	[$11.40 to $11.80] per unit , a [14% to 18%] return over the principal amount to be determined on the pricing date.
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/352960/000152041218001894/sek-pai626rvfikhjyx0_2338.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
●	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
●	Payments on the notes, including repayment of principal, are subject to the credit risk of SEK. If SEK becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
●	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Market Measure.
●	The initial estimated value of the notes on the pricing date will be less than their public offering price.
●	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
●
You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

●	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets
●	An investment in the notes will involve risks associated with investments that are linked to the equity securities of issuers from emerging markets.
●	There is no assurance that the investment view implicit in the Market Measure will be successful.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.
SEK has filed a registration statement (including a prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of notes that is described in this Guidebook. Before you invest, you should carefully read the prospectus supplement and prospectus in that registration statement and other documents that SEK has filed with the SEC for more complete information about SEK and the offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. SEK’s Central Index Key, or CIK, on the SEC website is 352960. Alternatively, SEK or Merrill Lynch will arrange to send you the prospectus and other documents relating to the offering described in this document if you so request by calling toll-free 1-866-294-1322. SEK faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.